(5)  All securities are held of record by Financial Partners Fund I, L.P. (“FPF I”), a Delaware limited partnership. The reporting person is a managing principal of FPF I. The reporting person disclaims beneficial ownership of the securities held by FPF I and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for Section 16 or any other purposes.